PE 1/16/2015



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005586

February 26, 2015

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (i)(12)
Public
Availability: 2-26-15

Re: The Home Depot, Inc.
Incoming letter dated January 16, 2015

Dear Ms. Ising:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Home Depot by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 16, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 16, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Home Depot, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part:

> RESOLVED: Shareholders request that our Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal or supporting statement is vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring in the exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "Industry Peer group" and "relevant time period"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred in the exclusion under Rule14a-8(i)(3) of a proposal requesting that the board adopt a bylaw requiring an independent lead director, where the proposal's standard of independence specified that an independent director is "a person whose directorship constitutes his or her only connection" to the company. The proposal in *Abbott*, among other things, failed to give any guidance on how the broad term "connection" should be interpreted or applied. In particular, in *Abbott* the company noted that all its non-employee directors receive grants of restricted stock units and are required to own shares of the company's stock under the company's stock ownership guidelines. The Staff concurred that, in applying this particular proposal to Abbott, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Pfizer Inc.* (Dec. 22, 2014), the Staff concurred in the exclusion of a proposal identical in pertinent part to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." In *Pfizer*, the company argued that, just as with the "connection" language in *Abbott*, the proposal's attempt to define an independent director as someone whose directorship constituted his or her only "nontrivial professional, familial or financial connection to the company or its CEO" was unclear in the context of the directors' ownership of a significant amount of Pfizer stock. The company further argued that, unless the company amended its stock ownership guidelines, the proposal would prevent all of the company's non-employee directors from serving as chairman due to the fact that the company's stock ownership guidelines required each non-employee director to own a significant amount of the company's stock. The Staff concurred that the proposal was vague and indefinite and "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1]

We note that the Staff on other occasions has not concurred with the exclusion of independent chairman proposals using the phrase "nontrivial professional, familial or financial connection" in defining the standard of independence applicable to the chairman, where it was argued that such phrase rendered the proposals vague and indefinite and

---

[1] *Pfizer* makes clear that the addition of the modifying phrase "nontrivial professional, familial or financial" to the word "connection" does not render the director independence standard at issue in *Pfizer* (and in the instant Proposal) any less ambiguous than the director independence standard at issue in *Abbott*. Indeed, the independence definition in the Council of Institutional Investors' Policies on Corporate Governance uses both formulations of the standard interchangeably:

> 7.2 Basic Definition of an Independent Director: An independent director is someone whose ***only nontrivial professional, familial or financial connection*** to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her ***only connection*** to the corporation.

Available at http://www.cii.org/corp_gov_policies (emphasis added).

therefore inherently misleading. *See Mylan Inc.* (Jan. 16, 2014); *Aetna Inc.* (Mar. 1, 2013); *Clear Channel Communications, Inc.* (Feb. 15, 2006). However, none of those letters raised the issue squarely presented in *Abbott* and *Pfizer*—namely, that where a company requires its non-employee directors to maintain significant stock ownership in the company, it is not clear whether such significant stock ownership constitutes a "connection" or a "nontrivial . . . financial connection" to the company (in which case, the proposals would either prevent all of the non-employee directors from serving as chairman or would require the companies to change their stock ownership guidelines and director compensation structures). It is well established that the Staff does not consider any basis for exclusion of a proposal if that basis was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). Accordingly, each of *Mylan, Aetna* and *Clear Channel* is distinguishable from *Abbott* and *Pfizer*, and from the instant situation.

Here, the Proposal, as applied to the Company, suffers from the same flaw as the proposals in *Abbott* and *Pfizer*. If implemented, the Proposal would require, among other things, that the Chairman be an individual "whose only nontrivial professional, familial or financial connection to the [C]ompany or its CEO is the directorship." However, as described below, the Company's directors receive annual equity grants, and the Board has adopted stock holding requirements for non-employee directors that require non-employee directors to retain ownership of this equity during their service on the Board. *See* Exhibit B.

The Company's Corporate Governance Guidelines provide that the annual retainer for each non-employee director must be at least two-thirds Company equity. In fact, as disclosed in the Company's 2014 proxy statement, 82% of each non-employee director's annual retainer, or $230,000, currently is paid in Company equity, exceeding this two-thirds requirement. Further, as required by the Company's Corporate Governance Guidelines, all equity awards to non-employee directors prohibit non-employee directors from selling these shares until such director retires from the Board at or after age 72 or for one year after Board service ends for any reason other than ordinary Board retirement. Consistent with the expectations of shareholders, the purpose of the Company's non-employee director compensation program and the related stock holding requirements is to ensure a nontrivial financial connection between the non-employee directors and the Company. As of January 9, 2015, non-employee directors held an average of $5,884,957.88 per director in Company equity value. As a result, it cannot be determined whether under the Proposal all of the Company's non-employee directors would be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of the non-employee director compensation program and compliance with the stock holding requirements, have significant "financial connections" to the Company that are not "nontrivial." Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors. The Proposal offers no guidance to address or resolve this issue.

We also note that the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, in *Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff concurred in the exclusion of a proposal that would have restricted the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (concurring in the exclusion of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee). Here, the Proposal fails to adequately disclose that the Proposal could result in disqualifying all independent directors as a result of the Company's stock holding requirements from serving as Chairman or, alternatively, could require the Company to alter its stock holding requirements and director compensation structure and compel the Chairman to dispose of the Company's shares (in which case the Chairman would no longer have any meaningful financial connection to the Company). As a result, any action taken by the Company to implement the Proposal by prohibiting directors from owning nontrivial amounts of the Company's stock could be significantly different from the actions envisioned by shareholders.

For the foregoing reasons and based on the precedent cited above, we believe that the Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stacy S. Ingram, the Company's Associate General Counsel – Corporate & Securities, at (770) 384-2858.

Sincerely,



Elizabeth A. Ising

Attachments

cc: Stacy S. Ingram, The Home Depot, Inc.
John Chevedden

101860593.6

GIBSON DUNN

EXHIBIT A

Jones, Madison

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, November 30, 2014 8:37 PM
To: STACY_INGRAM@homedepot.com
Cc: Ben_Finger@HomeDepot.com
Subject: Rule 14a-8 Proposal (HD)``
Attachments: CCE00001.pdf

Dear Ms. Ingram,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Teresa Wynn Roseborough
Corporate Secretary
The Home Depot, Inc. (HD)
2455 Paces Ferry Road NW
Atlanta GA 30339
Phone: 770 433-8211
FX: 302-636-5454

Dear Ms. Roseborough,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



November 30, 2014

John Chevedden — Date
Continuous company shareholder since 1998

cc: Stacy Ingram <stacy_ingram@homedepot.com>
Ben Finger <Ben_Finger@homedepot.com>

[HD: Rule 14a-8 Proposal, November 30, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair. The proponent of this proposal has been a continuous company shareholder since 1998.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for Home Depot because our Lead Director, Gregory Brenneman, may not be the most qualified person to be Lead Director. Mr. Brenneman had the longest tenure on our board and long-tenure can negatively impact director independence, which is critical to the role of Lead Director. Plus Mr. Brenneman lead our executive pay committee when Francis Blake was given $17 million in 2013 Total Realized Pay.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Home Depot is the only company still with 2 directors who had director duties during the General Motors bankruptcy: Armando Codina and Karen Katen. Mr. Codina was also involved with the AMR Corporation bankruptcy and received the highest negative votes from Home Depot shareholders in 2014. Ms. Katen was potentially overextended with director duties at 4 public companies and was on our audit committee, the most demanding committee.

GMI Ratings, an independent investment research firm, said multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth. There was not one independent director who had general expertise in risk management, based on GMI's standards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Jones, Madison

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 04, 2014 10:44 PM
To: STACY_INGRAM@homedepot.com
Cc: Ben_Finger@HomeDepot.com
Subject: Rule 14a-8 Proposal (HD) blb
Attachments: CCE00020.pdf

Dear Ms. Ingram,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. BOX 770001
CINCINNATI, OH 45277-0045



HD
Post-it® Fax Note 7671 | Date 12-4-14 | # of pages ▶
To Stacy Ingram | From
Co./Dept. | Co.
Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 770-384-5552 | Fax #

December 4, 2014

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 25.000 shares of CF Industries Holdings, Inc. (CUSIP: 125269100, trading symbol: CF), no fewer than 50.000 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK), no fewer than 200.000 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100.000 shares of Northrop Grumman Corp. Holding Company (CUSIP: 666807102, trading symbol: NOC) and no fewer than 100.000 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD) since June 1, 2013 (in excess of eighteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

Jones, Madison

From: STACY_INGRAM@homedepot.com
Sent: Friday, December 05, 2014 11:02 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ben_Finger@HomeDepot.com
Subject: RE: Rule 14a-8 Proposal (HD) blb

Mr. Chevedden – we have received your ownership verification and proposal. Thank you.

Stacy Ingram

Stacy S. Ingram | Associate General Counsel – Corporate & Securities
The Home Depot | 2455 Paces Ferry Road, C20 | Atlanta, GA 30339
Phone: 770.384.2858 | Cell: 404.797.7180 | Fax: 770.384.5842 | stacy_ingram@homedepot.com

---

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 04, 2014 10:44 PM
To: Ingram, Stacy
Cc: Finger, Ben
Subject: Rule 14a-8 Proposal (HD) blb

Dear Ms. Ingram,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Jones, Madison

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 09, 2014 12:49 AM
To: STACY_INGRAM@homedepot.com
Cc: Ben_Finger@HomeDepot.com
Subject: Rule 14a-8 Proposal (HD)

Dear Ms. Ingram,
Thank you for confirmation of receipt of the rule 14a-8 proposal and broker letter.
Sincerely,
John Chevedden

Jones, Madison

From:	STACY_INGRAM@homedepot.com
Sent:	Wednesday, December 17, 2014 4:19 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Ben_Finger@HomeDepot.com
Subject:	RE: Rule 14a-8 Proposal (HD) blb

Thank you – we have received the ownership verification.

Stacy S. Ingram | Associate General Counsel – Corporate & Securities
The Home Depot | 2455 Paces Ferry Road, C20 | Atlanta, GA 30339
Phone: 770.384.2858 | Cell: 404.797.7180 | Fax: 770.384.5842 | stacy_ingram@homedepot.com

---

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 17, 2014 4:18 PM
To: Ingram, Stacy
Cc: Finger, Ben
Subject: Rule 14a-8 Proposal (HD) blb

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 11 Dec 2014 18:52:58 -0800
To: Stacy Ingram <stacy_ingram@homedepot.com>
Cc: Ben Finger <Ben_Finger@homedepot.com>
Subject: Rule 14a-8 Proposal (HD) blb

Dear Ms. Ingram,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Myra K. Young

EXHIBIT B



CORPORATE GOVERNANCE GUIDELINES
OF
THE HOME DEPOT, INC. BOARD OF DIRECTORS

(Effective February 28, 2013)

1. MISSION STATEMENT

The Board of Directors (the "Board") of The Home Depot, Inc. (the "Company") is committed to maximizing long term shareholder value while supporting management in the business and operations of the Company, observing the highest ethical standards and adhering to the laws of the jurisdictions within which the Company operates.

2. PRIMARY FUNCTIONS OF THE BOARD

The primary responsibility of the Board is to exercise its business judgment to act in what it reasonably believes to be the best interests of the Company and its shareholders. In carrying out its responsibilities, the Board selects the Company's management, acts as an advisor to management and oversees management's performance. It is management's responsibility to manage the day-to-day operations of the Company. The Board periodically reviews the Company's long-term strategic plan, business initiatives, capital projects and budget matters. The Board believes that, as a general matter, management speaks for the Company in any interaction with third parties.

3. MEMBERS OF THE BOARD OF DIRECTORS

Members of the Board are elected each year by the majority vote of the Company's shareholders at the annual meeting of shareholders as set forth in the Company's By-Laws. The Board, however, may adjust the number of Board members within the limits approved by the Company's shareholders (not less than three nor more than fifteen) as set forth in the Company's Certificate of Incorporation. Additionally, the Nominating and Corporate Governance Committee will periodically evaluate and review the Board's organization, including its size, and make any recommendations to the Board, as appropriate.

Those nominated for director must demonstrate integrity, accountability, informed judgment, financial literacy, passion, creativity and vision. At least two-thirds of the members of the Board are independent directors, as determined by the Board in accordance with the categorical standards set forth in Exhibit A to these Guidelines. In addition, the Board is comprised of directors from various backgrounds and professions in order to maximize perspective and ensure a wealth of experiences to inform its decisions.

Directors and nominees for director are eligible for nomination for election to the Board provided that such directors or nominees have not reached age 72 by the calendar year-end immediately preceding the Company's next annual meeting of shareholders.

The Board does not believe that it should limit the number of terms for which a person may serve as a director, because such term limits could deprive the Company of the valuable contributions made by directors who have developed, over time, significant insights into the Company and its operations. As part of its responsibilities, the Nominating and Corporate

Governance Committee will evaluate annually each director's nomination for re-election to the Board.

In the event of a change in circumstances involving a director's employment status, professional position, or significant commitments to a business or governmental organization, the director shall notify the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will evaluate the change in circumstances and will recommend to the Board whether the director should continue serving as a member of the Board.

A non-management director who is active in a full-time role for a for-profit business may not serve on more than four public company boards, inclusive of the Company's Board, and other non-management directors may not serve on more than five public company boards, inclusive of the Company's Board. The Chief Executive Officer may not serve on more than two public company boards, inclusive of the Company's Board. Any director seeking to join the board of directors of another public company or other for-profit enterprise must first notify the Nominating and Corporate Governance Committee and obtain its approval to continue as a member of the Company's Board. Directors are also asked to make the Nominating and Corporate Governance Committee aware of any appointment to the audit committee or compensation committee of a public company; any appointment to a committee chair or lead director position on any public company board; and any other change that could impact the analysis of that director's independence under the Director Independence Standards attached as Exhibit A to these Guidelines. The Nominating and Corporate Governance Committee will review the information provided to assess any possible conflicts of interest or impacts on the director's independence and to ensure that new demands on the director's time will not detract from his or her ability to serve the Company.

4. LEAD DIRECTOR

The independent directors serving on the Company's Board will select a Lead Director annually. The Lead Director, who is required to be independent, will (i) act as a liaison between the non-management directors and the Company's management, (ii) chair the executive sessions of non-management directors, (iii) chair Board meetings when the Chairman is not present, (iv) consult with the Chairman and approve the schedules, agendas and information provided to the Board for each meeting and (v) consult with the Chairman on such other matters pertinent to the Company and the Board. The Lead Director may call meetings of non-management directors by providing appropriate notice of such meetings in accordance with the Bylaws. The Lead Director shall also be available for consultation and direct communication with major shareholders upon request. Shareholders may contact the Lead Director in writing or via email as provided in paragraph 11 below.

5. BOARD OPERATIONS

The Board has four regular meetings each year and such special meetings as are deemed necessary. Directors are expected to attend all Board meetings and meetings of the Committees of the Board on which they serve. Directors are also expected to attend the annual meeting of shareholders, absent extraordinary circumstances. The Chair, in coordination with the Lead Director, sets the agenda for each meeting, taking into account input and suggestions from other members of the Board and management. The Board must be given sufficient information to exercise fully its governance functions. Generally, Board members receive information prior to each Board meeting so that they have an opportunity to reflect properly on the matters to be considered at the meeting. The Board ensures that adequate time is provided for full discussion of important items.

The non-management directors will meet without management present at each regularly scheduled meeting of the Board. These executive sessions will be chaired by the Lead Director. The non-management directors may meet without management present at such other times as may be determined by the Lead Director to be appropriate.

Board members have full access to management and to information about the Company's operations. Regular attendance and participation in Board meetings by management is encouraged as appropriate. In addition, the Board and any of its Committees have the authority to retain advisors, including outside counsel, as they may deem necessary and appropriate, without obtaining approval for such engagements from the Company.

The Board, in consultation with the Nominating and Corporate Governance Committee, conducts an annual self-evaluation in order to determine whether the Board and its Committees are functioning effectively.

6. BOARD COMMITTEES

The Board has established four standing Committees: Audit, Leadership Development and Compensation, Nominating and Corporate Governance, and Finance. The Audit Committee, Leadership Development and Compensation Committee, and Nominating and Corporate Governance Committees are comprised solely of independent directors as determined by the Board in accordance with the Company's categorical standards attached as Exhibit A. Committees receive authority exclusively through delegation from the Board, and their roles are defined by the Company's By-Laws and by Committee charters adopted by the Board. .

The Nominating and Corporate Governance Committee, in consultation with the Board Chair and the Lead Director, shall periodically, but no less than annually, review Committee assignments and make recommendations to the Board for Committee assignments and the appointment of Committee Chairs and the Lead Director. The Board recognizes that rotations in Board service roles and Committee membership help to ensure the continual development of Board leadership, support the appropriate distribution of work, and contribute to director education and engagement. While maintaining the flexibility needed to address shareholder interests, changing circumstances, and the skills and experience of Board members, the Nominating and Corporate Governance Committee will use as a guideline the goal of rotating Committee Chair assignments at least every three to five years and the Lead Director role at least every five years.

The Chair of each Committee, in consultation with management and the other Committee members, will develop the agenda for each meeting and will determine the frequency of the Committee meetings consistent with the Committee's charter and the needs of the Company. The Chair of each Committee will report on the proceedings of each Committee meeting to the Board, when requested by the Board and in accordance with the Committee's charter.

7. COMPENSATION OF DIRECTORS

From time to time, the compensation of non-management directors is reviewed by the Leadership Development and Compensation Committee, which makes recommendations to the full Board. In order to align the interests of non-management directors with shareholders, the Company requires that each non-management director's annual retainer shall be two-thirds

Company equity. Furthermore, equity awards made to non-management directors stipulate that shares of Company stock may not be sold until the non-management director retires from the Board or for one year after withdrawal if such non-management director terminates his or her Board service for any reason other than ordinary Board retirement.

8. POLICY ON SHAREHOLDER RIGHTS PLANS

The term "shareholder rights plans" refers to plans that some companies adopt to make a hostile takeover of the company more difficult. The Company does not have such a plan and has no present intention of implementing a rights plan because a hostile takeover of a company our size would be unlikely.

The policy of the Board is that it will obtain prior shareholder approval of any shareholder rights plan, except in the limited circumstances described below. If the Board adopts a shareholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.

The Board may adopt a shareholder rights plan without obtaining prior shareholder approval if the Board, including a majority of the independent members of the Board, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's shareholders to defer the effectiveness of a shareholder rights plan until shareholder approval may be obtained.

If a shareholder rights plan is adopted without prior shareholder approval, the plan must be ratified by shareholders within one year after the effective date of the shareholder rights plan. Absent such ratification, the shareholder rights plan will expire on the first anniversary of its effective date.

The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board.

9. MANAGEMENT SUCCESSION

The Board and the Chief Executive Officer recognize the importance to the Company and long term shareholder value of identifying and developing talented individuals who are able to assume senior management positions as they become open. While external recruitment remains a valuable tool, the Company focuses on maintaining a robust succession planning program for senior positions in the Company, including the Chief Executive Officer position. On an ongoing basis, the Company, in collaboration with the Board and the Leadership Development and Compensation Committee, reviews its associates and identifies those with high potential for advancement. They simultaneously review the most senior positions in the Company to determine the skills and other characteristics that are required to be effective in those positions. The Company then matches high potential associates with positions for which they may be qualified in the near and long terms, ensuring that there are multiple candidates identified for all senior positions, and puts together development plans to enable the candidates to reach those positions. On a regular basis, but no less often than once a year, the Board and the Leadership Development and Compensation Committee review the status of the program and progress against the development plans. The Board also conducts advance planning for emergency and ordinary course contingencies such as the departure, death or disability of the Chief Executive Officer and other senior members of management.

10. DIRECTOR ENGAGEMENT, CONTINUING EDUCATION AND ORIENTATION

The Nominating and Corporate Governance Committee oversees the directors' engagement, continuing education and orientation program. The program includes both internal activities and access to external programming. Among the most distinctive elements of the program is that each director is asked to participate in at least one store walk and at least one in-depth meeting with a member of the senior leadership team each quarter, with the anticipation that each director annually will visit at least four different stores and meet with four different members of the senior leadership team. The quarterly store walks provide directors the opportunity to observe the Customers FIRST program in action; to gauge product assortment and store appearance; to become acquainted with operational processes; to see the impact of capital investments on the stores; to gain insight into the challenges and opportunities associated with interconnected retail; and, most importantly, to interact directly with our associates. The quarterly meetings with members of the leadership team provide directors the opportunity to expand their insight into business operations and activities. When appropriate, this meeting may be combined with a store walk to provide the director the opportunity to view store operations through the lens of the business leader's area of responsibility.

11. DIRECT SHAREHOLDER COMMUNICATION WITH BOARD

Shareholders and others who are interested in communicating directly with the members of the Board, including communication of concerns relating to accounting, internal controls, audit matters, fraud or unethical behaviors, may do so by email to HD_Directors@homedepot.com or by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary to the Board of Directors
The Home Depot, Inc.
2455 Paces Ferry Road, N.W., Building C-22
Atlanta, Georgia 30339

All correspondence received is opened and screened for security purposes and is then entered into a log for tracking purposes. The Corporate Secretary of the Company reviews such correspondence and provides the Board at each of its meetings with a summary of all such correspondence and a copy of any correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or the standing Committees of the Board or that otherwise requires their attention. Correspondence relating to accounting, internal controls or auditing matters is immediately brought to the attention of the Company's internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Shareholders will receive a written acknowledgement from the Corporate Secretary upon receipt of a written complaint or concern. All communications are treated confidentially, and shareholders can remain anonymous when communicating their concerns.

12. EXECUTIVE COMPENSATION

The Company's Leadership Development and Compensation Committee, a Committee of the Board comprised entirely of independent directors, has the responsibility of maintaining an executive compensation program designed to attract, motivate and retain the most highly talented and experienced leadership for the Company. The program is designed around various components of compensation, including base salaries, incentive bonuses, and various equity awards, including performance-based restricted stock, performance shares and stock options.

The Committee considers performance in establishing every element of executive compensation. In addition, all of the Company's equity awards include time-based vesting requirements. The Company also utilizes restricted stock to provide long-term retirement benefits that align the interests of the Company's senior leadership with those of shareholders. Thus, the Company's approach in awarding compensation is to utilize performance-based criteria to determine the amount or value of the awards, to utilize time-based vesting as an incentive for leadership retention and to provide long-term retirement benefits.

13. EXECUTIVE COMPENSATION CLAWBACK POLICY

To the extent permitted by law, if the Board, or a Committee thereof, determines that any bonus, incentive payment, equity award or other compensation has been awarded or received by an executive officer of the Company, as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and that such compensation was based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct, then the Board or a Committee thereof shall recover from the officer such compensation (in whole or in part) as it deems appropriate under the circumstances. Further, following a restatement of the Company's financial statements, the Company shall recover any compensation received by the CEO and CFO that is required to be recovered by Section 304 of Sarbanes-Oxley Act of 2002.

In determining whether to recover a payment, the Board shall take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation. The Board shall have sole discretion in determining whether an officer's conduct has or has not met any particular standard of conduct under law or Company policy.

14. INDEPENDENT COMPENSATION CONSULTANT POLICY

It is the policy of the Leadership Development and Compensation Committee of the Board (the "Committee") to use only independent compensation consultants in connection with the discharge of its duties and responsibilities. In determining whether a compensation consultant is independent or whether the compensation consultant's work raises any conflict of interest, the Committee shall consider the factors set forth in NYSE listing standards with respect to adviser independence. In addition, a consultant will not be considered independent for purposes of this Policy unless the consultant satisfies the following requirements:

(a) The individual consultant, and the firm or other organization employing such consultant, shall not provide services or products of any kind to the Company and its affiliates or to their management; and

(b) Any consultant firm or organization which is part of an affiliated group shall not be independent for purposes of this Policy in the event that such affiliates, in the aggregate, are paid by the Company and its affiliates for services or products in an amount which exceeds 2% of the affiliated group's consolidated gross revenues.

It shall be the responsibility of any consultant employed by the Committee to ensure continuing compliance with, and to remain independent, at all times in accordance with the foregoing Policy. The consultant shall provide a written report to the Committee at least annually providing the information necessary for the Committee to assess the independence factors set forth in the NYSE listing standards and providing appropriate assurances and confirmation of such consultant's independent status pursuant to this Policy.

Management shall inform the Committee if it engages any affiliate of a consultant firm or organization to provide services or products to the Company, and any such engagement shall comply with the independence standards established by this Policy.

15. PUBLICATION OF CORPORATE GOVERNANCE GUIDELINES AND COMMITTEE CHARTERS

The Board shall publish these Corporate Governance Guidelines and the Charters of the Audit, Leadership Development and Compensation, and Nominating and Corporate Governance Committees and make them available upon request as required by the listing standards of the New York Stock Exchange and applicable rules of the Securities and Exchange Commission.

EXHIBIT A

DIRECTOR INDEPENDENCE STANDARDS

At least two-thirds of the Board of Directors of The Home Depot, Inc. (the "Company") shall be independent. No director shall qualify as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making such determination, the Board of Directors shall consider the factors identified below, as well as such other factors that the Board of Directors may deem relevant. A director will not be deemed independent if:

1. the director is employed by the Company or any of its affiliates (as used herein, such term shall have the meaning set forth in Rule 144(a)(1) promulgated under the Securities Act of 1933, as amended) or was employed by the Company or any of its affiliates at any time during the preceding three years;

2. the director is a member of the immediate family of an individual who is, or has been, employed by the Company or any of its affiliates as an executive officer (as used herein, such term shall have the same meaning as the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the "Exchange Act")) at any time during the preceding three years;

3. the director (a) presently receives, or his or her immediate family member receives, more than $120,000 in any consecutive 12-month period in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (b) the director or the director's immediate family member had received such compensation during any consecutive 12-month period within the preceding three years;

4. (a) the director or his or her immediate family member is presently a partner of a firm that is the Company's internal or external auditor; (b) the director is presently an employee of such firm; (c) the director's immediate family member is presently an employee of such firm and personally works on the Company's audit; or (d) the director or his or her immediate family member was within the preceding three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit during such three year period;

5. the director (a) is presently an executive officer or an employee, or his or her immediate family member is an executive officer, of another company (including any tax-exempt organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds $1 million or 2 percent of such other company's consolidated gross revenues for its last fiscal year, whichever is greater, or (b) the Company and the company of which the director is an executive officer or employee or his or her immediate family member is an executive officer had such relationship within the preceding three years;

6. the director is affiliated with, or his or her immediate family member is affiliated with, a paid advisor or consultant to the Company;

7. the director has, or his or her immediate family member has, a personal services contract with the Company;

8. the director has any interest in an investment that the director jointly acquired in conjunction with the Company;

9. the director or his or her immediate family member is employed and compensated by a foundation, university or other nonprofit institution that has received significant charitable contributions from the Company that are disclosed or will be required to be disclosed in the Company's proxy statement; and

10. the director (a) is presently employed, or his or her immediate family member is presently employed, as an executive officer of another company where any of the Company's present executive officers serves on that company's compensation committee, or (b) such director or his or her immediate family member was employed in such capacity within the preceding three years.

In addition to being independent as determined by the Board of Directors in accordance with the factors set forth above, (a) members of the Audit Committee may not (i) receive, directly or indirectly, any compensation other than directors' fees from the Company, or (ii) be an "affiliated person" of the Company or any of its subsidiaries as such term is defined under Rule 10A-3 under the Exchange Act and (b) members of the Leadership Development and Compensation Committee (the "LDCC") must qualify as: "outside directors" as such term is defined under Section 162(m) of the Internal Revenue Code of 1986, as amended and "non-employee directors" as such term is defined under Rule 16b-3 promulgated under the Exchange Act. In addition, members of the LDCC must meet the independence standards for compensation committee members under applicable New York Stock Exchange listing standards and cannot be executive officers of a public company at which an executive officer of the Company serves as a member of such public company's compensation committee.
